UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Post Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

737446104

(CUSIP Number)

April 28, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person: The J. M. Smucker Company I.R.S. Identification Number of Above Person (Entities Only): 34-0538550
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Ohio
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 5,390,254(1)
	6	Shared Voting Power
	7	Sole Dispositive Power 5,390,254
	8	Shared Dispositive Power
9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,390,254
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 8.4%(2)
12	Type of Reporting Person CO

(1)

The Reporting Person and Post Holdings, Inc. (the “Issuer”) are parties to a Registration Rights Agreement, dated as of April 28, 2023 (the “Registration Rights Agreement”), pursuant to which, for so long as the Reporting Person owns shares of Common Stock, par value $0.01 per share (the “Common Stock”), of the Issuer covered by the Registration Rights Agreement comprising at least 1% of the Issuer’s outstanding Common Stock, the Reporting Person must vote all of shares of Common Stock beneficially owned by it in favor of the Issuer’s nominees for election as directors, against any other nominees not nominated by the Issuer’s board of directors and, with respect to all other matters, in accordance with the Issuer’s board of directors’ recommendations.

(2)

Based on 64,184,377 shares of Common Stock issued and outstanding, determined by adding the shares outstanding as reported by the Issuer in its Registration Statement on Form S-3 filed with the SEC on February 23, 2023 and 5,390,254 shares subsequently issued to the Reporting Person in connection with the Issuer’s acquisition of assets from the Reporting Person completed on April 28, 2023.

Item 1(a).	Name of Issuer. Post Holdings, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices. 2503 S. Hanley Road, St. Louis, Missouri 63144.

Item 2(a).	Names of Persons Filing. The J. M. Smucker Company.

Item 2(b).	Address or Principal Business Office or, if none, Residence. One Strawberry Lane, Orrville, Ohio 44667-0280.

Item 2(c).	Citizenship. Ohio

Item 2(d).	Title of Class of Securities. Common Stock, par value $0.01 per share.

Item 2(e).	CUSIP Number. 737446104

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-3(b) or (c), check whether the person filing is a:

	☒	Not Applicable

(a)	☐	Broker or dealer registered under section 15 of the Act;

(b)	☐	Bank as defined in section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act;

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

Item 4.	Ownership:

(a)	Amount beneficially owned.

5,390,254.

(b)	Percent of Class:

8.4%. Footnote (2) on the cover page is set forth hereto and incorporated herein by reference.

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 5,390,254. Footnote (1) on the cover page is set forth hereto and incorporated herein by reference.

(ii) Shared power to vote or to direct the vote: 0.

(iii) Sole power to dispose or to direct the disposition of: 5,390,254.

(iv) Shared power to dispose or to direct the disposition of: 0.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following.  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a–11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 4, 2023	The J. M. Smucker Company

	By:	/s/ Jeannette L. Knudsen
	Name:	Jeannette L. Knudsen
	Title:	Chief Legal Officer and Secretary

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